

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2012

<u>Via E-mail</u>
Mr. Jeffrey Pollitt
President and Chief Executive Officer
FONU2, Inc.
331 East Commercial Blvd.
Ft. Lauderdale, Florida 33334

> **Re: FONU2, Inc.**
> **Form 8-K**
> **Filed October 24, 2012**
> **File No. 0-49652**

Dear Mr. Pollitt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.02 - Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review</u>

1. Please disclose whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in this Item. Refer to Item 4.02(a)(3) of Form 8-K.

2. You state that you previously accounted for this transaction as an asset acquisition; however, it appears that the transaction was previously accounted for an acquisition of a business. Please revise or advise.

3. Please tell us when you plan to amend your Form 8-K filed March 29, 2012 reporting the acquisition to include audited financial statements of Cygnus Internet, Inc. ("Cygnus") as

the accounting acquirer and the pro forma financial information pursuant to Rules 8-04 and 8-05 of Regulation S-X. The audited financial statements should be presented for Cygnus' two most recently completed fiscal years ended as Cygnus is a smaller reporting company.

4. Please tell us when you plan to amend your Quarterly Reports on Form 10-Q for the periods ended March 31, 2012 and June 30, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen at 202-551-3336 if you have any questions. In his absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Robert B. Lees
        Chief Financial Officer